Sun's Brothers Securities, Inc.

Financial Statements for the Year Ended
September 30, 2022
and Report of Independent Registered Public Accounting Firm
Pursuant to Rule 17a-5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/21 (MM/DD/YY) AND ENDING 09/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SUN'S BROTHERS SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6770 HAWAII KAI DR. UNIT 209
(No. and Street)

HONOLULU	HI	96825
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MIN WON YANG, PRESIDENT	808-538-0590	sbs@hawaii.rr.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, P.A.
(Name – if individual, state last, first, and middle name)

100 E. SYBELIA AVE STE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MIN WON YANG, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SUN'S BROTHERS SECURITIES, INC., as of 9/30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



JOHN SIM
NOTARY PUBLIC
No. 20-21
STATE OF HAWAII

Signature: Minwon Yang

Title: owner

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Doc. Date: 1/9/23 # Pages 2

Notary Name: John Sim 1 Circuit

Doc. Description Annual Reports form X-17A-5

[signature] 1/9/23

Notary Signature Date

NOTARY CERTIFICATION

JOHN SIM

NOTARY PUBLIC

No. 20-21

STATE OF HAWAII

Sun's Brothers Securities, Inc.

Financial Statements for the Year Ended
September 30, 2022
and Report of Independent Registered Public Accounting Firm

Table of Contents



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Sun's Brothers Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sun's Brothers Securities, Inc. as of September 30, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Sun's Brothers Securities, Inc. as of September 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Sun's Brothers Securities, Inc.'s management. Our responsibility is to express an opinion on Sun's Brothers Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sun's Brothers Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Sun's Brothers Securities, Inc.'s financial statements. The supplemental information is the responsibility of Sun's Brothers Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Sun's Brothers Securities, Inc.'s auditor since 2022.

Maitland, FL

January 13, 2023

Sun's Brothers Securities, Inc.

Statement of Financial Condition
September 30, 2022

Assets

Cash	$	23,615
Deposit with Clearing Broker-Dealer		101,027
Receivable from Clearing Broker-Dealer		1,785
Commissions receivable		1,121
Office equipment, net of accumulated		
depreciation of $18,758		1,241
Other assets		111
Total assets	$	128,900

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable and accrued expenses	$	7,581
Commissions payable		1,989
Due to shareholder		13,600
Line of credit		20,580
Total liabilities		43,750

Stockholder's equity:

Common stock, $1 par value, 1,000 shares authorized,		
issued and outstanding	$	1,000
Additional paid-in capital		96,307
Accumulated deficit		(10,494)
Accumulated other comprehensive loss:		
Securities, available for sale		(1,663)
Total stockholder's equity		85,150
Total liabilities and stockholder's equity	$	128,900

The accompanying notes are an integral part of these financial statements.

Sun's Brothers Securities, Inc.

Statement of Operations
For the Year Ended September 30, 2022

Revenues:		
Commissions	$	81,218
Other income		1,188
Total revenues		82,406
Expenses:		
Clearing and execution charges		24,102
Legal and professional fees		18,719
Occupancy		9,600
Commissions		6,906
Other operating expenses		38,970
Total expenses		98,297
Net loss before income tax provision		(15,891)
Provision for income taxes		-
Net loss	$	(15,891)
Other comprehensive income (loss):		
Change in fair value of securities available for sale		(1,663)
Comprehensive (loss)	$	(17,554)

The accompanying notes are an integral part of these financial statements.

Sun's Brothers Securities, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2022

	Common Stock		Additional Paid-in capital	Retained Earnings / (Accumulated deficit)	Accumulated Other Comprehensive income (loss)	Total
	Shares	Amount				
Balance, beginning of year	1,000	$ 1,000	97,346	$ 5,397	$ -	$ 103,743
Net loss				(15,891)		(15,891)
Return of capital			(1,039)			(1,039)
Change in fair value of securities available for sale					(1,663)	(1,663)
Balance, end of year	1,000	$ 1,000	$ 96,307	$ (10,494)	$ (1,663)	$ 85,150

The accompanying notes are an integral part of these financial statements.

Sun's Brothers Securities, Inc.

Statement of Cash Flows
For the Year Ended September 30, 2022

Cash Flows from Operating Activities:		
Net loss	$	(15,891)
Depreciation		583
Change in fair value of securities available for sale		(1,663)
Adjustments to reconcile net loss to net cash provided		
by operating activities:		
(Increase) decrease in assets:		
Receivable from Clearing Broker-Dealer		6,112
Commissions receivable		(1,121)
Deposit with Clearing Broker-Dealer		821
Other assets		(111)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		(548)
Commissions payable		1
Due to shareholder		13,600
Net cash provided by operating activities		1,783
Cash Flows from Financing Activity:		
Return of capital		(1,039)
Payments on line of credit		(3,926)
Net cash used in financing activity		(4,965)
Net decrease in cash		(3,182)
Cash at beginning of year		26,797
Cash at end of year	$	23,615
Supplemental cash flows disclosures:		
Interest paid:	$	1,627

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2022

<u>**Note A – Summary of Significant Accounting Policies:**</u>

Nature of Operations:
Sun's Brothers Securities, Inc. (the Company) is a Hawaii corporation formed on September 4, 2002. The Company is registered with the SEC as a securities broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Agency ("FINRA").

In accordance with this registration, the nature and scope of the Company's activities are the sale of securities and related financial services in the State of Hawaii. The majority of the Company's revenue comes from trading of institutional bonds. The Company is required to maintain a minimum "net capital" of $5,000 at all times.

Basis of Accounting
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United State of America (GAAP).

Estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, and reported revenues and expenses during the year. Actual results could differ from those estimates.

Cash and Cash Equivalents:
The Company considers all short-term investments with an original maturity of three months or less that are not required to be segregated under Federal or other regulations to be cash and cash equivalents.

Office Equipment:
Office equipment is recorded at cost. Depreciation is computed using the accelerated method over the estimated useful lives of the assets. Estimated useful lives used by the Company are as follows.

Office furniture and fixtures	7 years
Office equipment and machines	5 years
Computer and peripherals	5 years

SUN'S BROTHERS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2022

<u>Note A – Summary of Significant Accounting Policies (continued):</u>

Revenue from Contracts with Customers
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Comprehensive Income:
Unrealized gain (loss) on securities available for sale for the year-ended are accounted for as Other Comprehensive Income (Loss) in the accompanying Statement of Operations. Accumulated unrealized gain (loss) on such securities is included in Accumulated Other Comprehensive Income/Loss on the accompanying Statement of Financial Condition.

Income taxes:
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes due to temporary differences and loss carryforwards. The Company had a taxable loss for both Federal and State income tax purposes for the year ended September 30, 2022 and had an operating loss carryforward of approximately $2,600 as of September 30, 2022. As a result, the Company had no current or deferred income tax liability. The Company did not recognize a deferred tax asset resulting from the loss carryforward as such amount was determined to be insignificant.

The Company's tax filings are subject to audit by various taxing authorities. The Company's Federal Income Tax Returns for the years ended September 30, 2019 through September 30, 2021 remain open to examination by the Internal Revenue Service; State Income Tax Returns for the same periods remain open to examination by the State of Hawaii.

8

NOTES TO FINANCIAL STATEMENTS
For the Year Ended September 30, 2022

Note A – Summary of Significant Accounting Policies (continued):

Date of Management's review:
Management has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed up to and including the date financial statements were issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note B - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requirements that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2022, the Company had net capital of $81,803 which was $76,803 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .53 to 1 at September 30, 2022.

Note C – Receivable From and Deposit With Clearing Broker-Dealer
The Company clears customer transactions through another broker-dealer ("clearing broker") on a fully disclosed basis pursuant to a clearing agreement. In accordance with this agreement, the Company is required to maintain a deposit in cash and/or securities. Securities on deposit with the clearing broker are valued at fair value. The deposit is refundable if, and when, the Company ceases doing business with the clearing broker.

Receivable from clearing broker at September 30, 2022 consists of commissions receivable, net of clearing fees and expenses. Management has evaluated the receivable and considered this amount to be fully collectible, therefor no allowance for credit loss is required.

Note D - Fair Value of Financial Instruments

Accounting principles generally accepted in the United States of America (GAAP) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP are used to measure fair value.

Note D - Fair Value of Financial Instruments (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Fair value of assets measured on a recurring basis at September 30, 2022 are as follows:

	Level 1	Level 2	Level 3	Total
Asset:				
Securities available for sale included in				
Deposit with Clearing Broker-Dealer:				
Corporate non-convertible debt				
maturing November 1, 2022	$ -	$ 99,772	$ -	$ 99,772

Note E – Related Party Information

The sole shareholder has provided office space for the Company on a month to month basis, for which the Company has incurred $9,600 in rent expense. As of September 30, 2022 the Company had $13,600 due to shareholder for rent for the years ended 2021 and 2022.

Note F – Concentrations

62% of the commission revenue earned for the year ended September 30, 2022 came from transactions on behalf of 6 customers.

Note G – Line of Credit

The Company has an unsecured line of credit agreement with Central Pacific Bank which provides that the Company may borrow up to $50,000. Borrowing under the line accrues interest at an annual rate of 5.75% and daily periodic rate of .01575%. There was an outstanding balance of $20,580 on September 30, 2022. The line of credit matures on February 5, 2023.

Note H – Commitments and Contingencies

The Company has been referred to FINRA's Department of Enforcement for potential violations of federal securities laws. The Company at this point cannot assess any potential outcome or associated liabilities.

Sun's Brothers Securities, Inc.

Schedule I
Computation Of Net Capital Under Rule 15c3-1 of the
Securities Exchange Commission
September 30, 2022

Total Stockholder's equity qualified for net capital	$	85,150
Deductions and/or charges:		
Non-allowable assets:		
Office equipment, net		1,241
Other assets		111
Net capital before haircuts on securities positions	$	83,798
Haircuts on securities positions		(1,995)
Net capital	$	81,803
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	7,581
Commissions payable		1,989
Due to shareholder		13,600
Line of credit		20,580
Total aggregate indebtedness	$	43,750
Computation of basic net capital requirement:		
Minimum net capital required, the greater of 6 2/3% of		
total aggregate indebtedness or $5,000		5,000
Excess net capital	$	76,803
Excess net capital on the greater of 10% of aggregate		
indebtedness or 120% of minimum net capital requirement	$	75,803
Percentage of aggregate indebtedness to net capital		53.48%

Reconciliation with the Company's Computation of Net Capital (included
in Part IIA of Form X-17a-5 as of September 30, 2022)

FOCUS report	$	82,939
Adjustments to net capital:		
Decrease in accounts receivable		(837)
Decrease in deposit with Clearing Broker-dealer		(260)
Decrease in accounts payable and accrued expenses		1,956
Increase in haircuts on securities		(1,995)
Net Capital as reported in the preceding calculation	$	81,803

SUN'S BROTHERS SECURITIES, INC.

Schedules II & III
September 30, 2022

Schedule II

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule and is considered a "Non-Covered Firm" by relying on Footnote 74 to SEC Release 34-70073.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule and is considered a "Non-Covered Firm" by relying on Footnote 74 to SEC Release 34-70073.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Sun's Brothers Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption, in which (1) Sun's Brothers Securities, Inc. identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Sun's Brothers Securities, Inc. claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Sun's Brothers Securities, Inc. stated that Sun's Brothers Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to mutual fund retailer. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sun's Brothers Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sun's Brothers Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Maitland, Florida

January 13, 2023

SUN'S BROTHERS SECURITIES, INC.

EXEMPTION REPORT

Sun's Brothers Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k)(2): (k)(2)(ii).
- The Company met the identified exemption provision throughout the most recent fiscal year without exception.
- The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: Mutual Fund retailer, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Sun's Brothers Securities, Inc.

I, Min Won Yang, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: Min Won Yang

Name and Title: Min Won Yang, President

Date: 01/13/2023

14